                                SCHEDULE 13D-A

                                (RULE 13d-101)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
              Amendments Thereto Filed Pursuant to Rule 13d-2(a)
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                SCHEDULE 13D-A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)


                   NEW WORLD COFFEE - MANHATTAN BAGEL, INC.,
                     f/k/a NEW WORLD COFFEE & BAGELS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   648904200
--------------------------------------------------------------------------------
                                (CUSIP Number)


                          Michael J. Pedrick, Esquire
                          Morgan, Lewis & Bockius LLP
                              1701 Market Street
                            Philadelphia, PA 19103
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)



                                MARCH 14, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

       Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 648904200                      13D-A              PAGE 2 OF 11 PAGES
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
 1    (ENTITIES ONLY)

      BET ASSOCIATES, L.P.
      FEIN: 23-2957243
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      BK, WC
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            WARRANT TO PURHCASE 500,000 SHARES OF COMMON STOCK
                          WARRANT TO PURCHASE 3,264,178 SHARES OF COMMON STOCK
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             WARRANT TO PURHCASE 500,000 SHARES OF COMMON STOCK
                          WARRANT TO PURCHASE 3,361,178 SHARES OF COMMON STOCK
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,861,178
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12    CERTAIN SHARES* (See Instructions)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      22.1% (1)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

      ---------------------
      (1) Includes shares of common stock issuable to BET Associates, L.P. upon exercise of its warrant, but does not include any other shares issuable upon exercise of warrants issued to other persons.

CUSIP NO. 648904200                      13D-A               PAGE 3 OF 11 PAGES
-------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
 1    (ENTITIES ONLY)

      Bruce E. Toll
-------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
-------------------------------------------------------------------------------
      SEC USE ONLY
 3

-------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF
-------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5
-------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
-------------------------------------------------------------------------------
                          SOLE VOTING POWER

                     7    219,250 shares of Common Stock
     NUMBER OF            Warrants to purchase 500,000 shares of Common Stock
                          Warrants to purchase 3,361,178 shares of Common Stock
      SHARES       ------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   ------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER

    REPORTING        9    219,250 shares of Common Stock
                          Warrants to purchase 500,000 shares of Common Stock
      PERSON              Warrants to purchase 3,361,178 shares of Common Stock
                   ------------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     10
                          -0-
-------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,080,428
-------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12    CERTAIN SHARES* (See Instructions)
                                                                    [_]
-------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      23.4% (2)
-------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
-------------------------------------------------------------------------------

      ---------------------
      (2) Includes shares of common stock issuable to BET Associates, L.P. upon exercise of its warrants, but does not include any other shares issuable upon exercise of warrants issued to other persons.

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 3 (the "Amendment") amends Schedule 13D-A which was originally filed on February 9, 2001, relating to the common stock (the "Common Stock") of New World Coffee - Manhattan Bagel, Inc., f/k/a New World Coffee & Bagels, Inc., a Delaware corporation ("New World"). The principal executive offices of New World are located at 246 Industrial Way West, Eatontown, New Jersey 07724.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being filed by (i) BET Associates, L.P., a Delaware limited partnership (the "Company"), with respect to shares beneficially owned by it; and (ii) Bruce E. Toll with respect to shares beneficially owned by Mr. Toll and the Company. Mr. Toll is the sole member of BRU LLC, a Delaware limited liability company ("BRU"), which is the sole general partner of the Company. Mr. Toll and the Company are sometimes referred to herein as the "Filing Persons." Any disclosure herein with respect to persons other than the Filing Persons are made on information and belief after making inquiry to the appropriate party.

         (b) The business address of the Filing Persons is: 3103 Philmont Avenue, Huntingdon Valley, Pennsylvania 19006.

         (c) The principal business of the Company is to invest in businesses. Mr. Toll's principal occupation is as Vice-Chairman of Toll Brothers Inc., a publicly-traded company engaged primarily in the business of developing and constructing residential real estate.

         (d) During the last five years, none of the persons referred to in paragraph (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

         (e) During the last five years, none of the persons referred to in paragraph (a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Toll is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No purchases have been made by the Company since the filing of Amendment No. 2 to the Company's Schedule 13D-A, filed February 9, 2001 ("Amendment No. 2"). The Company has made a material disposition, more fully described in Item 4(a).


ITEM 4.  PURPOSE OF TRANSACTION.

      (a) The Company has opted to diversify its investments and to divest itself of its holdings in the Common Stock. Through a series of transactions, described in detail below, the Company has sold 538,095 shares of Common Stock, representing substantially all of the outstanding Common Stock held by the Company and acquired a warrant.

           (i) The Company sold 150,000 shares of Common Stock on January 26, 2001, on the open market.

           (ii) The Company sold 25,450 shares of Common Stock on March 9, 2001, on the open market .

           (iii) The Company sold 5,000 shares of Common Stock on March 12, 2001, on the open market.

           (iv) The Company sold 2,500 shares of Common Stock on March 13, 2001, on the open market.

           (v) The Company sold 42,500 shares of Common Stock on March 14, 2001, on the open market.

           (vi) The Company sold 10,000 shares of Common Stock on March 15, 2001, on the open market.

           (vii) The Company sold 120,000 shares of Common Stock on March 20, 2001, on the open market.

           (viii) The Company sold 145,000 shares of Common Stock on March 21, 2001, on the open market.

           (ix) The Company sold 37,645 shares of Common Stock on June 14, 2001, on the open market.

           (x) The company acquired a warrant to purchase 98,000 shares on June 19, 2001 as part of a private round of funding. The exercise price is $0.01 per share.

      (b) Mr. Toll personally became entitled to 200,000 shares of Common Stock on January 31, 2001, as part of a referral fee in connection with the placement of Series F Preferred Stock investors. Mr. Toll received these shares in May 2001.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) The Company beneficially owns an aggregate of 3,861,178 shares (all 3,861,178 shares of which the Company may acquire upon exercise of its warrants) of Common Stock of New World, which constitutes approximately 22.1% of the 17,457,970 shares of Common Stock outstanding as of August 14, 2001, giving effect to the issuance of the shares which the Company has the right to acquire upon exercise of its Warrants. As the Company's general partner, Mr. Toll beneficially owns an aggregate of 4,080,428 shares (representing 219,250 shares of Common Stock, and 3,861,178 shares of which the Company may acquire upon exercise of its warrants) of Common Stock of New World, which constitutes approximately 23.4% of the 17,457,970 shares of Common Stock outstanding as of August 14, 2001, giving effect to the issuance of the shares which the Company has the right to acquire upon exercise of its warrants.

          (b) The Company has the power to vote and dispose of all of the shares of Common Stock (including the shares of Common Stock which the Company has the right to acquire upon the exercise of its warrants) beneficially owned by it. As the Company's general partner, Mr. Toll has the power to vote and dispose of all of the shares of Common Stock (including the shares of Common Stock which the Company has the right to acquire upon exercise of its warrants) beneficially owned by the Company.

          (c) Other than as described in Items 3 and 4 above, neither of the Filing Persons has engaged in any transactions in the Common Stock within the past 60 days.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except as set forth in Item 4 of this Amendment, neither of the Filing Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of New World, including but not limited to transfer or voting of any of the securities of New World, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of New World.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 6, 2001

                                 BET ASSOCIATES, LLC,
                                 a Delaware limited partnership
                                     By: BRU LLC
                                         Its General Partner

                                     By: /s/ BRUCE E. TOLL
                                         -----------------------------
                                     Name: Bruce E. Toll
                                     Title: Member


                                     /s/ BRUCE E. TOLL
                                         -----------------------------
                                     Name: Bruce E. Toll